Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-201532

March 4, 2015

$700,000,000 5.20% Senior Notes due 2025 (the “2025 Notes”)

$400,000,000 5.75% Senior Notes due 2044 (the “2044 Notes”)

This term sheet relates only to the notes referenced above (the “notes”) and should be read together with the preliminary prospectus supplement dated March 4, 2015 (including the documents incorporated by reference therein and the accompanying prospectus dated January 15, 2015) relating to the offering before making a decision in connection with an investment in the notes. The information in this term sheet supersedes the information in the preliminary prospectus supplement to the extent that it is inconsistent therewith.

Issuer:	Ensco plc

Expected Ratings*:	Baa1 / BBB+ (Moody’s / S&P)

Trade Date:	March 4, 2015

Expected Settlement Date:	March 12, 2015 (T+6)

Security Type:	Senior unsecured notes

Offering Format:	SEC registered

	2025 Notes	2044 Notes

Principal Amount:	$700,000,000	$400,000,000

The 2044 Notes offered hereby will be part of the same series of notes as the $625,000,000 aggregate principal amount of 5.75% Senior Notes due 2044 issued and sold by the Issuer on September 29, 2014.

Maturity Date:	March 15, 2025	October 1, 2044

Coupon:	5.20%	5.75%

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2015	April 1 and October 1, commencing April 1, 2015

Interest Record Dates:	March 1 and September 1	March 15 and September 15

Benchmark US Treasury:	2.000% due February 15, 2025	3.000% due November 15, 2044

Benchmark US Treasury Price:	98-28+	105-24

Benchmark US Treasury Yield:	2.124%	2.717%

Spread to Benchmark US Treasury:	+ 312.5 basis points	+ 337.5 basis points

Reoffer Yield:	5.249%	6.092%

Public Offering Price:	99.622%	95.335%, plus interest deemed to have accrued from September 29, 2014 to the settlement date.

Redemption Provisions:

Make-Whole Call:	Treasury Rate plus 50 basis points prior to December 15, 2024	Treasury Rate plus 40 basis points prior to Apri1 1, 2044

Par Call:	On or after December 15, 2024	On or after April 1, 2044

CUSIP/ISIN:	29358Q AE9 / US29358QAE98	29358Q AD1 / US29358QAD16

Denominations:	Minimum of $2,000 and integral multiples of $1,000 in excess of $2,000

Joint Book-Running Managers:

Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
DNB Markets, Inc.
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wells Fargo Securities, LLC

Co-Managers:	ANZ Securities, Inc. BNP Paribas Securities Corp. Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. Morgan Stanley & Co. LLC Standard Chartered Bank

*                                         Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, Deutsche Bank Securities Inc. at 1-800-503-4611 or HSBC Securities (USA) Inc. at 1-866-811-8049.